Exhibit 99.3

Curaleaf Holdings, Inc. Investor Relations

Curaleaf Celebrates Launch of Adult Use Cannabis Sales in Maryland

All Four Curaleaf Dispensaries in Maryland Will Begin Adult Use Sales on July 1

NEW YORK, June 29, 2023 /PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, announces it will begin adult use cannabis sales at all four of the company's Maryland dispensaries beginning July 1, the official first day of legal, adult use sales in the state.

To celebrate the historic day, Curaleaf dispensaries in Montgomery Village, Frederick, Columbia and Reisterstown will host events featuring entertainment, food, swag and prizes. At all four locations, consumers over the age of 21 will be able to purchase from Curaleaf's assortment of industry-leading products and brands including Grassroots, a premium brand of flower and pre-rolls, Select Elite vapes, and the breakthrough hardware, Cliq by Select.

"Over the past few years it has been incredible to witness the continued expansion of legalization across the East Coast," said Matt Darin, CEO of Curaleaf. "We're proud to be a part of this historic day in Maryland and serve the growing community of cannabis consumers across the region."

Curaleaf has been serving the Maryland medical market since 2017. Welcoming adult use customers into Curaleaf's Maryland locations will not alter the company's commitment to its community of patients. Each Curaleaf dispensary will give medical patients priority service with quicker check-ins, team members dedicated to medical patients, and access to a separate "medical only" check-out line.

Both patients and adult use customers will have access to the industry-leading Curaleaf Rewards program. The free program allows patients and customers to earn loyalty points that can be redeemed for savings on future purchases made at any Curaleaf-operated dispensary nationwide.

For more information on Curaleaf's product offerings and retail locations in Maryland, please visit https://curaleaf.com/dispensary/maryland.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the launch of adult use cannabis sales in Maryland. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed May 1, 2023, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com

SOURCE Curaleaf Holdings, Inc.

https://ir.curaleaf.com/2023-06-29-Curaleaf-Celebrates-Launch-of-Adult-Use-Cannabis-Sales-in-Maryland